Filed pursuant to Rule 433
Registration Statement No. 333-180300-03
September 17, 2013

IndexUniverse invites you to a Complimentary Webinar

Thursday, October 31, 2013

The Evolution of Alternative Beta: Using Index-Based Investment Strategies

Time: 11 a.m. San Francisco, 2 p.m. New York
Duration: 60 minutes

This webinar has been submitted to the CFP Board and CIMA for CE credit.

Webinar Summary:

Alternative investments, such as hedge funds, are often considered exclusive investment vehicles, with high cost of entry, elevated management fees and limited access. With the advancements in index-based alternatives, many alternative investment strategies have been replicated in exchange-traded products for all investors to access. As these products grow in number and size, the need to better understand the mechanics of alternative beta has never been greater.

Join IndexUniverse and Credit Suisse as we take a deep dive into the world of index-based alternative investment strategies. This 60-minute webinar will focus on various alternative beta strategies and how they are packaged as ETPs. Topics to be covered include how these products are constructed and why they might make sense for today's investor. Additional topics to be covered include:

Alternative beta strategies: How and why they work, and how they may be effective tools in a portfolio

The various types of replication strategies

ETN vs. ETF: Why the wrapper matters

Moderator:

Olivier Ludwig
Managing Editor
IndexUniverse.com

Olivier Ludwig is the managing editor of IndexUniverse.com. Previously, he was a financial advisor at Morgan Stanley Smith Barney and an editor at Bloomberg News. Before that, Ludwig was a journalist at the Reuters News Agency in New York, serving as a copy editor and reporter, covering stocks, energy and the U.S. Treasurys market. He is a graduate of the City University of New York, where he majored in economic history.

Panelists:

Jordan Drachman
Director and Head of the Alternative Beta Strategies Group
Credit Suisse

Dr. Jordan Drachman is a director and head of the Alternative Beta Strategies group focusing on the creation of new alternative beta products. He has over 19 years' experience in the development of options strategies, trading strategies, and mathematical and statistical models. Drachman received a B.S. in mathematics from MIT and a Ph.D. in mathematics from Stanford University.

Paul Lyons
Vice President, Exchange Traded Products
Credit Suisse

Paul Lyons is a vice president in the Exchange Traded Products group at Credit Suisse. He provides exchange-traded products sales coverage for broker-dealers and registered investment advisors. Lyons graduated from Boston University with a major in international relations specializing in international economics, and is a CFA charterholder.

Credit Suisse AG ("Credit Suisse") has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission (SEC), for the offering of securities. Before you invest, you should read the applicable pricing supplement, the prospectus supplement dated March 23, 2012, and prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, and any agent or dealer participating in an offering, will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 800-221-1037.

You may access the prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.

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